UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2024
Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3526-3526
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒

AMBIPAR EMERGENCY RESPONSE
(the "Company")
SÃO PAULO, BRAZIL – Ambipar Emergency Response (NYSE: AMBI; AMBIWS) (the “Company”) today announced that the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).
The 2023 Annual Report and audited financial statements can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at https://ir-response.ambipar.com/. Hard copies of the audited financial statements are also available to shareholders and warrant-holders free of charge upon request by email to ir.response@ambipar.com.

SIGNATURE
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10th, 2024

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director